UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 09, 2019

Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Afriaca
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form
is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED - RESULTS OF THE 75th ANNUAL
GENERAL MEETING OF SHAREHOLDERS**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
JSE Bond Company Code - BIANG
("AngloGold Ashanti" or the "Company")

9 May 2019

NEWS RELEASE

RESULTS OF THE 75th ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the Company held on Thursday, 9 May 2019 ("Annual General Meeting"), all the ordinary and special resolutions, as set out in the 2018 Notice of Annual General Meeting and summarised financial information for the year ended 31 December 2018, were passed by the requisite majority of votes of shareholders present in person or represented by proxy.

The total number of shares voted in person or by proxy at the Annual General Meeting was 294,099,642 ordinary shares ("Shares") representing 71% of AngloGold Ashanti's issued Share capital as at Friday, 26 April 2019, being the Voting Record Date.

 The voting results were as follows:

1. **Ordinary resolution 1 -** Re-election of a director

	Total Shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
1.1 Ms MDC Richter	88.83	11.17	293,328,635	70.83	0.19

2. **Ordinary resolution 2 –** Election of directors

	Total Shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
2.1 Mr KPM Dushnisky	99.97	0.03	293,324,756	70.83	0.19
2.2 Mr AM Ferguson	98.59	1.41	293,324,221	70.83	0.19
2.3 Mr JE Tilk	99.79	0.21	293,326,552	70.83	0.19

3. **Ordinary resolution 3 –** Reappointment of Audit and Risk Committee members

	Total Shares voted				Shares abstained
Directors	For (%)	Against (%)	Number	%[1]	%[1]
3.1 Mr R Gasant	98.82	1.18	293,335,419	70.84	0.18
3.2 Mr RJ Ruston	99.90	0.10	293,330,696	70.83	0.19
3.3 Ms MDC Richter	99.89	0.11	293,330,815	70.83	0.19
3.4 Mr AM Ferguson	99.03	0.97	293,333,744	70.84	0.18

4. **Ordinary resolution 4 -** Reappointment of Ernst & Young Inc. as auditors of the Company

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
85.65	14.35	293,330,010	70.83	0.19

5. **Ordinary resolution 5** - General authority to directors to allot and issue ordinary shares

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
96.80	3.2	292,483,212	70.63	0.39

6. **Ordinary resolution 6** – Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report

	Total Shares voted				Shares abstained
	For (%)	Against (%)	Number	%[1]	%[1]
6.1 Remuneration Policy	98.31	1.69	292,456,131	70.62	0.40
6.2 Implementation Report	58.51	41.49	292,459,811	70.62	0.40

7. **Special resolution 1 -** Remuneration of non-executive directors

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
98.56	1.44	293,286,067	70.82	0.20

8. **Special resolution 2 -** General authority to acquire the Company's own Shares

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.96	0.04	293,244,136	70.81	0.21

9. **Special resolution 3 -** General authority to directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
96.96	3.04	292,444,080	70.62	0.40

10. **Special resolution 4 -** General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act

Total Shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.21	0.79	293,285,059	70.82	0.20

11. **Ordinary resolution 7 -** Directors' authority to implement special and ordinary resolutions

Total shares voted				Shares abstained
For (%)	Against (%)	Number	%[1]	%[1]
99.92	0.08	293,284,583	70.82	0.20

[1] Expressed as a percentage of 414,105,746 AngloGold Ashanti Shares in issue as at Friday, 26 April 2019, being the Voting Record Date.

The board of directors of AngloGold Ashanti are committed to sound corporate governance and values the opinion of the Company's shareholders and will take cognisance of the outcome of the vote when considering the Company's implementation report. As the non-binding advisory endorsement approving the Company's implementation report has been voted against by shareholders exercising 25% or more of the voting rights exercised on this resolution, the Company extends an invitation to dissenting shareholders to engage with the Company by forwarding their concerns/questions on the implementation report to Investor Relations in writing on email sbrockman@anglogoldashanti.com or Investors@anglogoldashanti.com by close of business on Friday, 17 May 2019. In addition, proactive steps will be taken in the coming months to initiate a dialogue with investors in this regard.

ENDS

Johannesburg

JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media

Chris Nthite	**+27 11 637 6388/+27 83 301 2481**	cnthite@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Sabrina Brockman	**+1 646 880 4526/ +1 646 379 2555**	sbrockman@anglogoldashanti.com
Fundisa Mgidi	**+27 11 6376763 / +27 82 821 5322**	fmgidi@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant
has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: May 09, 2019

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance